================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Display Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25469V 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Terry J. Long
                             3133 North Ad Art Road
                           Stockton, California 95215
                                 (209) 931-0860

                                 with a copy to:

                            Marshall S. Harris, Esq.
                           Display Technologies, Inc.
                              5029 Edgewater Drive
                             Orlando, Florida 32810
                                 (407) 521-7477
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 15, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

                                  SCHEDULE 13D

CUSIP NO.  25469V 10 2                                        PAGE 2 OF 5 PAGES
----------------------                                        -----------------
================================================================================
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Terry J. Long          SS # ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

       NUMBER OF         387,193
        SHARES      ------------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER
       OWNED BY
         EACH            -0-
       REPORTING    ------------------------------------------------------------
        PERSON      9    SOLE DISPOSITIVE POWER
         WITH
                         387,193
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      387,193
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.22%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  25469V 10 2                                        PAGE 3 OF 5 PAGES
----------------------                                        -----------------


ITEM 1.           Security and Issuer.

         This Schedule 13D relates to shares of common stock of the Issuer, par value $.001. The principal executive offices of the Issuer are located at 5029 Edgewater Drive, Orlando, Florida 32810.


ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      This Schedule 13D is being filed on behalf of Terry J. Long.

         (b) Mr. Long's business address is 3133 North Ad Art Road, Stockton, California 95215.

         (c) Mr. Long's present principal occupation is as the President of Ad Art Electronic Sign Corporation ("Ad Art"), a wholly owned Florida subsidiary of the Issuer, and as a member of the Board of Directors of the Issuer. The address where Mr. Long conducts his principal occupation is 3133 North Ad Art Road, Stockton, California 95215.

         (d) Mr. Long has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Mr. Long was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or other final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the past five years.

         (f)      Mr. Long is a citizen of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Long acquired 162,000 shares of the Issuer's common stock in connection with a merger ("Merger") on February 18, 1998 of Electronic Sign Corporation, a California corporation d/b/a Ad Art with and into Ad Art. Also in connection with the Merger, Mr. Long was granted options to purchase up to 100,000 shares of the Issuer's common stock at the purchase price of $4.03 per share.

         As the result of a 5% common stock dividend paid by the Issuer on November 30, 1998, Mr. Long received an additional 8,100 shares of the Issuer's common stock, the shares issuable upon exercise of the abovementioned options were increased to 105,000 shares and the exercise price was adjusted to $3.84 per share.

                                  SCHEDULE 13D

CUSIP NO.  25469V 10 2                                        PAGE 4 OF 5 PAGES
----------------------                                        -----------------


         Effective September 15, 1999, pursuant to certain "earn-out" provisions in the agreement governing the Merger, Mr. Long was issued an additional 112,093 shares of common stock of the Issuer as the result of the attainment by Ad Art of certain financial performance objectives.


ITEM 4.           PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Merger and Reorganization among the Issuer, Electronic Sign Corporation and Ad Art, effective February 18, 1998 Electronic Sign Corporation was merged with and into Ad Art. Each of the 5 outstanding shares of common stock of Electronic Sign Corporation owned by Mr. Long was converted into 32,400 newly issued shares of the Issuer's common stock. In connection with the Merger, the size of the Board of Directors was increased from 10 to 12 members and Mr. Long was appointed a Director to serve until the next annual meeting of the Issuer's shareholders and until his successor is elected and qualified.

         Effective September 15, 1999, an additional 112,093 shares of common stock of the Issuer were issued to Mr. Long pursuant to certain earn-out provisions in the abovementioned Agreement and Plan of Merger and Reorganization.


ITEM 5.           INTEREST AND SECURITIES OF THE ISSUER.

         (a) Mr. Long beneficially owns 387,193 shares of the Issuer's common stock, representing approximately 5.22% of the outstanding common stock of the Issuer.

         (b) Mr. Long has sole voting power and dispositive power over all of the shares described in Item 5(a) above.

         (c) On February 17, 1998, Mr. Long as a shareholder of Electronic Sign Corporation received 162,000 shares of common stock of the Issuer in exchange for 5 shares of Electronic Sign Corporation as a result of the Merger. Effective September 15, 1999, an additional 112,093 shares of common stock of the Issuer were issued to Mr. Long in connection with the Merger. See Item 3 and Item 4 above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities of the Issuer.

         (e)      Not applicable.

                                  SCHEDULE 13D

CUSIP NO.  25469V 10 2                                        PAGE 5 OF 5 PAGES
----------------------                                        -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Incident to the Merger, Mr. Long entered into a renewable one-year Employment Agreement dated as of February 18, 1998 with the Issuer and Ad Art, which provides for the service by Mr. Long as President of Ad Art in exchange for an annual salary of not less than $175,000. The Employment Agreement also provides that so long as it remains in effect, the Issuer will use its best efforts to cause Mr. Long to be elected and to serve as a member of the Board of Directors of the Issuer.

         Simultaneously with the execution and delivery of the Employment Agreement, the Issuer and Mr. Long entered into an Employee Stock Option Agreement pursuant to which Mr. Long was granted five-year options to purchase up to 100,000 shares of common stock of the Issuer at the price of $4.03 per share. As the result of the Issuer's November 30, 1998 5% stock dividend, the number of shares issuable upon exercise of the options was increased to 105,000 shares and the exercise price was adjusted to $3.84 per share.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 2.1 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION made and entered into as of February 17, 1998, by and among:
                        LA-MAN CORPORATION, a Nevada corporation (n/k/a Display Technologies, Inc.); DISPLAYS ACQUISITIONS CORP., a Florida corporation and a wholly owned subsidiary of La-Man; ELECTRONIC SIGN CORPORATION, a California corporation d/b/a AD ART; and TERRY J. LONG, DANIEL G. O'LEARY, individually and in his capacity as Trustee of the DANIEL O'LEARY TRUST DATED APRIL 18, 1993, BETTY E. PAPAIS, individually and in her capacity as Trustee of the PAPAIS TRUST DATED JANUARY 29, 1991, and LOU A. PAPAIS

         Exhibit 2.2 EMPLOYMENT AGREEMENT of Terry Long dated as of February 18, 1998.

         Exhibit 2.3 STOCK OPTION AGREEMENT dated as of February 18, 1999 between LA-MAN CORPORATION (n/k/a/ Display Technologies, Inc.) and TERRY J. LONG.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 3, 1999.                             /s/ Terry J. Long
                                                    -----------------------
                                                    TERRY J. LONG